UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 6, 2025

ACELYRIN, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41696	85-2406735
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4149 Agoura Hills, California	91301
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (805) 456-4393

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.00001 per share	SLRN	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

As previously disclosed, on February 6, 2025, ACELYRIN, INC., a Delaware corporation (the “Company”), Alumis Inc., a Delaware corporation (“Alumis”), and Arrow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Alumis (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of Alumis and the surviving corporation of the merger (the “Merger”).

On March 6, 2025, the Company released a presentation related to the proposed Merger, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information contained in this Item 7.01, including Exhibit 99.1, is being furnished to the Securities and Exchange Commission (the “SEC”) and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Presentation, dated as of March 6, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis and the Company in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed Merger; the conversion of equity interests contemplated by the Merger Agreement; the issuance of common stock of Alumis contemplated by the Merger Agreement; the expected filing by Alumis with the SEC of a registration statement on Form S-4 (the “Registration Statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN to be included therein (the “Joint Proxy Statement/Prospectus”); the expected timing of the closing of the proposed Merger; the ability of the parties to complete the proposed Merger considering the various closing conditions; the expected benefits of the proposed Merger; the sufficiency of the combined company’s capital resources; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed Merger may not be completed in a timely basis or at all, which may adversely affect Alumis’ and the Company’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed Merger, including stockholder approvals by both Alumis’ stockholders and the Company’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed Merger on each of Alumis’ or the Company’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or the Company does business, or on Alumis’ or the Company’s operating results and business generally; (iv) that the proposed Merger may divert management’s attention from each of Alumis’ and the Company’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed Merger or otherwise, or the impact of the proposed Merger thereupon, including resulting expense or delay; (vi) that Alumis or the Company may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Alumis or the Company to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed Merger may impact Alumis’ or the Company’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed Merger may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed Merger; (xii) the risk that integration of the proposed Merger post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed Merger on the market price of the common stock of each of Alumis and the Company; (xiv) the implementation of each of Alumis’ and the Company’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and the Company’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and the Company’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and the Company’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and the Company’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xix) the ability of each of Alumis and the Company to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate the Company’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials.

These risks, as well as other risks related to the proposed Merger, will be described in the Registration Statement and the Joint Proxy Statement/Prospectus. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and the Company’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and the Company’s most recent Quarterly Reports on Form 10-Q and/or Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and the Company and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and the Company file from time to time with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Additional Information and Where to Find It

In connection with the proposed Merger, Alumis intends to file with the SEC the Registration Statement, which will include the Joint Proxy Statement/Prospectus. After the Registration Statement has been declared effective by the SEC, the Joint Proxy Statement/Prospectus will be delivered to stockholders of Alumis and the Company.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND THE COMPANY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Alumis and the Company with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at investors.alumis.com. Copies of the documents filed with the SEC by the Company will be available free of charge under the Financials & Filings heading of the Investor Relations section of the Company’s website investors.acelyrin.com.

Participants in the Solicitation

Alumis and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information about Alumis’ directors and executive officers is set forth in Alumis’ registration statement on Form S-1/A (File No. 333-280068), which was filed with the SEC on June 24, 2024. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2024, and the Company’s Current Reports on Form 8-K filed with the SEC on May 28, 2024, August 13, 2024 and December 10, 2024. Stockholders may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 6, 2025	ACELYRIN, INC.

	By:	/s/ Amar Murugan
	Name:	Amar Murugan
	Title:	Chief Legal Officer

Exhibit 99.1 Creating Substantial Shareholder Value Through the Advancement of Immunology Treatments March 2025

Disclaimer Financial Disclaimer The audited consolidated financial statements of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) for the year ended December 31, 2024 are not yet available. Accordingly, the information presented herein regarding cash, cash equivalents and marketable securities as of December 31, 2024, reflects each of Alumis' and ACELYRIN's preliminary financial data, subject to the completion of Alumis' and ACELYRIN's financial closing procedures and any adjustments that may result from the completion of the review and audit of Alumis' and ACELYRIN's consolidated financial statements for the year ended December 31, 2024, respectively. Actual financial results that will be reflected in each of Alumis' and ACELYRIN's Annual Reports on Form 10-K for the year ended December 31, 2024, when they are completed and publicly disclosed may differ from the preliminary results presented here. Forward-Looking Statements This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward- looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, by and among the parties (the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreement; the expected filing by Alumis with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN to be included therein (the “joint proxy statement/prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runway; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis' and ACELYRIN's businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis' stockholders and ACELYRIN's stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis' or ACELYRIN's ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis' or ACELYRIN's operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis' and ACELYRIN's ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis' or ACELYRIN's ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis' and ACELYRIN's business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis' and ACELYRIN's product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis' and ACELYRIN's pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis' and ACELYRIN's current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis' and ACELYRIN's product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel and; (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials. These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Quarterly Reports on Form 10-Q and/or Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. ACELYRIN assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law. Additional Information and Where to Find It In connection with the proposed merger, Alumis intends to file with the SEC the registration statement, which will include the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF Alumis AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at investors.alumis.com. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website investors.ACELYRIN.com. Participants in the Solicitations Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in Alumis’ registration statement on Form S-1/A (File No. 333-280068), which was filed with the SEC on June 24, 2024. Information about ACELYRIN’s directors and executive officers is set forth in the proxy statement for ACELYRIN’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2024, and ACELYRIN’s Current Reports on Form 8-K filed with the SEC on May 28, 2024, August 13, 2024 and December 10, 2024. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2

Transaction Highlights › All Stock Merger Consideration › ACELYRIN stockholders to receive 0.4274 shares of Alumis common stock for each share of ACELYRIN common stock owned Pro Forma › Alumis stockholders to own approximately 55% of the combined company 1 Ownership › ACELYRIN stockholders to own approximately 45% of the combined company 2 › ~$737M pro forma cash at the end of Q4 2024 Cash Position › Expect pro forma financial plans to extend runway into 2027 › Combined company to operate under the Alumis name Leadership › The combined company will be led by current Alumis executive team › Alumis Board will expand to nine directors, including two additional directors from ACELYRIN’s Board Transaction › Expected in the second quarter of 2025 Closing › Subject to approval of Alumis and ACELYRIN stockholders and satisfaction of other customary closing conditions and Conditions 1. On a fully diluted basis. 2. Preliminary, unaudited and subject to change. 3

Compelling Strategic Rationale 1 Creates a leading late-stage clinical biopharma company in immune-mediated diseases Differentiated and late-stage portfolio for validated targets in large, well-established 2 multi-billion dollar markets 3 Multiple, meaningful near-term catalysts Led by a deep and experienced team, including a Chief Commercial Officer with 4 experience launching the current SOC in TED Proforma cash of $700M+ as of December 31, 2024 to advance the combined pipeline 5 with runway into 2027 6 Potential for substantial value accretion of the combined company 4

Comprehensive Process Resulting in Transaction with Alumis Board undertook an extensive process that began in 2Q 2024 and resulted in the proposed merger with Alumis This process included interactions with ~25 potential counterparties and the exploration of a wide variety of transactions The transaction with Alumis offers an opportunity for substantial value accretion well above the standalone value of ACELYRIN The transaction maximizes the potential opportunity for lonigutamab while adding assets, resources and talent for substantial long term value accretion 5

The ACELYRIN Board Believes that the Transaction Provides Potential for Substantial Value Accretion

- Intrinsic value per share represents substantial upside to Acelyrin's current trading price
- Combination with Alumis is value accretive to ACELYRIN stockholders via synergies, scale and shared ownership of a more diversified portfolio
- Opportunity to participate in significant upside from 1Q26 ESK-001 pivotal readout and future lonigutamab catalysts

Equity Value Per ACELYRIN Share

Trading Value | **Intrinsic Value[1]**

- Based on ACELYRIN closing price (NASDAQ)



$1.90
$2.50
$5.68
$4.59
$8.40
$6.46
2/6 Unaffected
Current as of 3/4
ACELYRIN Standalone[2]
Pro Forma Value per ACELYRIN Share[3]

1. In connection with its consideration of the merger, the Board of ACELYRIN considered, among other things, a financial presentation from Guggenheim Securities, LLC ("Guggenheim Securities") dated as of February 6, 2025 (the "February 6, 2025 Presentation"). That presentation contained, among other things, a summary of a discounted cash flow analysis of ACELYRIN on a standalone basis that was performed by Guggenheim Securities based on financial projections provided by ACELYRIN (the "ACELYRIN Standalone DCF Analysis") and a summary of a discounted cash flow analysis of ACELYRIN and Alumis on a pro forma basis giving effect to the merger and certain transaction-related synergies that was performed by Guggenheim Securities based on financial projections provided by ACELYRIN (the "Pro Forma DCF Analysis"). The range of implied per share equity values of the common stock of ACELYRIN resulting from the ACELYRIN Standalone DCF Analysis is set forth above the caption "ACELYRIN Standalone" and the range of the implied equity values for the Alumis common stock to be received by the ACELYRIN stockholders in the merger per share of ACELYRIN common stock is set forth above the caption "Pro Forma Value per ACELYRIN Share". Annex I to this presentations contains a summary of certain assumptions made, procedures followed, matters considered and limitations, qualifications and other conditions relating to the ACELYRIN Standalone DCF Analysis and the Pro Forma DCF Analysis. The joint proxy statement / prospectus that will be filed with the SEC by Alumis and ACELYRIN in connection with the proposed transaction will contain a detailed summary of the financial analyses performed by Guggenheim Securities.
2. Guggenheim Securities used a discount rate range of 13.25% to 15.25% for the ACELYRIN Standalone DCF Analysis, based on its estimate of ACELYRIN's weighted average cost of capital.
3. Guggenheim Securities used a discount rate range of 12.00% to 14.00% for the Pro Forma DCF Analysis, based on its estimate of Alumis' weighted average cost of capital after giving pro forma effect to the merger.

ACELYRIN
6

Annex I – Certain Disclosures and Other Considerations The February 6, 2025 Presentation was necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities as of the date of such presentation. Guggenheim Securities has no responsibility for updating or revising the presentation based on facts, circumstances or events occurring after the date of the presentation. The presentation was provided to the ACELYRIN board (in its capacity as such) for its information and assistance in connection with its evaluation of the merger exchange ratio; did not constitute a recommendation to the ACELYRIN board with respect to the merger; does not constitute advice or a recommendation to any stockholder of ACELYRIN or Alumis as to how to vote or act in connection with the merger or otherwise; and did not address ACELYRIN’s underlying business or financial decision to pursue or effect the merger, the relative merits of the merger as compared to any alternative business or financial strategies that might exist for ACELYRIN or the effects of any other transaction in which ACELYRIN might engage. Guggenheim Securities did not express any view or opinion as to (i) the prices at which the shares of common stock or other securities or financial instruments of or relating to ACELYRIN or Alumis may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on ACELYRIN or Alumis, their respective securities or other financial instruments or the merger or (iii) the impact of the merger on the solvency or viability of ACELYRIN, Alumis or Arrow Merger Sub, Inc. or the ability of ACELYRIN, Alumis or Arrow Merger Sub, Inc. to pay their respective obligations when they come due. Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with ACELYRIN or Alumis or obtained from public sources, data suppliers and other third parties. Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information, (ii) expressed no view or opinion regarding (a) the reasonableness or achievability of any financial projections, synergy estimates, any other estimates or any other forward-looking information provided by ACELYRIN or Alumis or the assumptions upon which any of the foregoing are based or (b) the reasonableness of the probability adjustments reflected in the financial projections and (iii) relied upon the assurances of ACELYRIN’s senior management that they were and have assumed that Alumis’ senior management are unaware of any facts or circumstances that would make the information incomplete, inaccurate or misleading. Guggenheim Securities (i) was advised by ACELYRIN’s senior management, and assumed, that (x) certain probability-adjusted financial projections for ACELYRIN on a stand-alone basis for the years ending December 31, 2025 through December 31, 2045, (y) certain probability-adjusted financial projections for Alumis on a stand-alone basis for the years ending December 31, 2025 through December 31, 2045 and (z) certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by ACELYRIN and Alumis (including the probability adjustments reflected therein) and certain estimated cost savings expected to result from the merger and estimated costs to achieve the same had been (a) reasonably prepared on bases reflecting the best then-currently available estimates and judgments of ACELYRIN’s senior management as to the expected future performance of ACELYRIN and Alumis and the expected amounts and realization of the synergies and (b) reviewed by the ACELYRIN board with the understanding that such information will be used and relied upon by Guggenheim Securities, (ii) assumed that (x) certain probability-adjusted financial projections for Alumis on a stand-alone basis for the years ending December 31, 2025 through December 31, 2045 and (y) certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Alumis (including the probability adjustments reflected therein) have been reasonably prepared on bases reflecting the best then- currently available estimates and judgments of Alumis’ senior management as to the expected future performance of Alumis on a stand-alone basis and (iii) assumed that any other financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties was reasonable and reliable. The presentation was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein. Taking portions of Guggenheim Securities’ financial analyses, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying Guggenheim Securities’ financial analyses. The financial analyses performed by Guggenheim Securities, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future. The type and amount of consideration payable in the merger were determined through negotiations between ACELYRIN and Alumis and were approved by the ACELYRIN board. The decision to enter into the merger agreement was solely that of the ACELYRIN board. Guggenheim Securities’ analyses was just one of the many factors taken into consideration by the ACELYRIN board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the ACELYRIN board. Aside from its current engagement by ACELYRIN, Guggenheim Securities has not previously been engaged during the past two years by ACELRYIN to provide financial advisory or investment banking services for which Guggenheim Securities received fees and Guggenheim Securities has not previously been engaged during the past two years by Alumis to provide financial advisory or investment banking services for which Guggenheim Securities received fees, except that Guggenheim Securities acted as joint book-running manager to Alumis in connection with its June 2024 initial public offering, for which Guggenheim Securities received agreed upon fees. Guggenheim Securities may seek to provide ACELYRIN, Alumis and their respective affiliates with financial advisory and investment banking services unrelated to the merger in the future, for which services Guggenheim Securities would expect to receive compensation. Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to ACELYRIN, Alumis, other participants in the merger and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to ACELYRIN, Alumis, other participants in the merger and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in ACELYRIN, Alumis and other participants in the merger and their respective affiliates. Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to ACELYRIN, Alumis, other participants in the merger and their respective affiliates and the merger that differ from the views of Guggenheim Securities’ investment banking personnel. 7